[LETTERHEAD OF WLRK]

February 15, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn: Carmen Moncada-Terry

Re:	ConocoPhillips

Amendment No. 1 to Registration Statement on Form S-4

Filed February 14, 2006; File No. 333-130967

Dear Ms. Moncada-Terry:

The form of closing opinion from Wachtell, Lipton, Rosen and Katz submitted yesterday contained a clerical error. Attached please find a copy of the form of opinion with this error corrected. Please direct any questions concerning this letter to me at (212) 403-1233 or David Feirstein at (212) 403-1106.

Very truly yours,

/s/ Andrew R. Brownstein

[FORM OF OPINION]

[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

[CLOSING DATE]

ConocoPhillips

600 North Dairy Ashford Road

MC 3020

Houston, Texas 77079-1175

Ladies and Gentlemen:

We have acted as special counsel for ConocoPhillips, a Delaware corporation (“ConocoPhillips”), in connection with the proposed merger (the “Merger”) of Burlington Resources Inc., a Delaware corporation ( “Burlington”), with and into Cello Acquisition Corp., a Delaware corporation (“Merger Sub”), that is, and at the Effective Time will be, a wholly owned subsidiary of ConocoPhillips, pursuant to the Agreement and Plan of Merger dated as of December 12, 2005, by and among ConocoPhillips, Merger Sub and Burlington (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement. At your request, we are rendering our opinion, pursuant to Section 7.2(c) of the Agreement, concerning certain United States federal income tax matters.

In providing our opinion, we have examined the Agreement, the Form S-4, including the Proxy Statement/Prospectus forming a part thereof, and such other documents as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the transaction will be consummated in accordance with the provisions of the Agreement and as described in the Form S-4 (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the transaction and the parties thereto set forth in the Agreement are true, complete and correct, and

ConocoPhillips

[CLOSING DATE]

the Form S-4 is true, complete and correct, (iii) the statements and representations made by ConocoPhillips, Merger Sub and Burlington in their respective officer’s certificates dated the date hereof and delivered to us for purposes of this opinion (the “Officer’s Certificates”) are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, (iv) any statements and representations made in the Officer’s Certificates “to the knowledge of” any person or similarly qualified are and will be true, complete and correct without such qualification, (v) the Merger will qualify as a statutory merger under the DGCL, and (vi) ConocoPhillips, Merger Sub and Burlington and their respective subsidiaries will treat the Merger for United States federal income tax purposes in a manner consistent with the opinion set forth below. If any of the above described assumptions are untrue for any reason or if the transaction is consummated in a manner that is different from the manner described in the Agreement or the Form S-4, our opinion as expressed below may be adversely affected.

Based upon and subject to the foregoing, we are of the opinion that for U.S. federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Our opinion is based on current provisions of the Code, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the transaction, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the continuing validity of our opinion as set forth herein. We assume no responsibility to inform ConocoPhillips of any such change or inaccuracy that may occur or come to our attention.

We are furnishing this opinion solely to you in connection with the Merger and this opinion is not to be relied upon for any other purpose or by any other person without our prior written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 1 to the Form S-4. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,